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                                                                       EXHIBIT 4

                                 THOMAS KINKADE
                                 P.O. Box 111177
                               Campbell, CA 95011

Board of Directors                                              October 17, 2000
Media Arts Group, Inc.
521 Charcot Avenue
San Jose, CA  95131

Gentlemen:

         I am pleased to present for your consideration a proposal for a transaction whereby a corporation wholly owned by me would acquire all outstanding shares of Media Arts Group, Inc. not already owned by me or my affiliates for $6.25 per share in cash. This represents an 82% premium over yesterday's closing price.

         I sincerely believe that my proposal presents an excellent opportunity for the stockholders of Media Arts Group to achieve liquidity for their shares at a substantial premium to current market value and at what I believe to be a fair price. In light of the relative indifference the public market has exhibited towards the Company's stock, as well as current market conditions, it does not appear likely to me that the public trading value of Media Arts Group will equal the value of my offer in the foreseeable future. I am confident that you will conclude that my proposal is fair and in the best interests of Media Arts Group and its public stockholders.

         To assist me in this transaction, I have retained Roth Capital Partners as my financial advisor and Gibson, Dunn & Crutcher LLP as my legal counsel. Roth Capital Partners has delivered to me a "highly confident" letter with respect to the financing necessary for me to consummate the transaction. I am prepared to promptly enter into a binding agreement containing customary terms and conditions for a transaction of this nature, and in that regard representatives of Roth Capital and Gibson, Dunn & Crutcher are available to meet with you and your representatives to discuss my proposal at your earliest convenience.

         I understand that the Board will require some time to evaluate my proposal and that it will likely want to establish a special committee of independent directors to review the transaction, and that such committee may choose to engage financial and legal advisors to assist it in its analysis. While I respect and support the Board's need to carefully evaluate my proposal, it is important that this matter be given prompt attention by all concerned. Accordingly, I must reserve the right to withdraw my proposal if a definitive agreement is not entered into by November 30, 2000.

         I look forward to discussing this proposal further with you and in working with you to achieve a successful transaction which is in the best interests of our public stockholders.

                                       Very truly yours,

                                       /s/ THOMAS KINKADE
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                                           Thomas Kinkade